THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY VOICESTREAM WIRELESS CORPORATION ON JULY 24, 2000

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[VOICESTREAM LOGO]

               DEUTSCHE TELEKOM TO ACQUIRE VOICESTREAM FOR $50.7
              BILLION, CREATING FIRST WIRELESS OPERATOR USING GSM
                               STANDARD WORLDWIDE
         VoiceStream Senior Management To Lead Deutsche Telekom's U.S.
                               Mobile Operations

       Telekom To Make Separate $5 Billion Cash Investment In VoiceStream To Accelerate Nationwide Build-out and Upgrade Network and Service



BELLEVUE, WA, July 23, 2000 - VoiceStream Wireless Corporation (NASDAQ: VSTR) today announced that it has entered into a definitive merger agreement with Deutsche Telekom AG (NYSE: DT) to form the first wireless operator utilizing the GSM standard worldwide. The transaction, with a current equity value of approximately $50.7 billion ($195.75 per current fully diluted VoiceStream share based on Deutsche Telekom's Euro closing share price last Friday), will benefit U.S. consumers by creating an even stronger national provider in the highly competitive American wireless communications market. VoiceStream will have the necessary capital resources, technology expertise and global reach to provide cost-competitive service and accelerate the introduction of next-generation voice and data services in the U.S.


Under the terms of the agreement, approved by the Boards of both companies, VoiceStream shareholders will receive 3.2 Deutsche Telekom shares and $30 in cash for each share of VoiceStream common stock, subject to certain adjustments. VoiceStream shareholders will have the ability to make an all-stock or all-cash election, subject to proration. Deutsche Telekom will also assume approximately $5.0 billion in VoiceStream net debt. Owners of more than 50% of VoiceStream's outstanding shares have agreed to vote in favor of the transaction.


VoiceStream will become part of Deutsche Telekom's mobile telephony group, which is a separate subsidiary of Deutsche Telekom AG. VoiceStream senior management will lead Telekom's U.S. mobile operations, continuing to use the VoiceStream brand. As of March 31, 2000, T-Mobile together with VoiceStream and its joint ventures had 19.8 million subscribers and licenses to provide services to approximately 375 million people (POPs) worldwide.


Deutsche Telekom will make a separate cash investment of $5 billion in VoiceStream in exchange for preferred stock convertible into common stock at a price of $160 per share. The investment, expected to be made during the current quarter subject to regulatory approval, will enable VoiceStream to accelerate its nationwide build-out and upgrade its network and service.


"This is a compelling strategic opportunity for VoiceStream to partner with one of the world's leading telecommunications companies," said John W. Stanton, Chairman and CEO of VoiceStream, who will head Telekom's mobile operations in the U.S. "It is also an extremely attractive opportunity for both sets of shareholders and for our employees. We see enormous benefits for U.S. consumers, as VoiceStream becomes an even more competitive national operator that can accelerate the introduction of next-generation wireless voice and data services such as mobile Internet and multimedia applications. Together, we can offer seamless global services over a common technology platform and provide customer-friendly features such as global

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roaming, unified billing and worldwide customer service."


"This transaction is a unique opportunity to enter the U.S. wireless communications market, one of the most attractive in the world," said Dr. Ron Sommer, Chairman and CEO of Deutsche Telekom. "American consumers will see an acceleration in the rollout of state-of-the-art GSM technology. More Americans will be able to have one phone, with one number, that they can use virtually anywhere in the world - whether they are in Minneapolis, Munich or Melbourne. As in other markets such as the U.K. with One 2 One, we are partnering with a rapidly-growing, nationwide, domestic wireless company."


"VoiceStream is growing its subscriber base faster than any other national wireless carrier in the United States. With licenses to serve approximately 220 million people in 23 of the top 25 U.S. markets, VoiceStream has only begun to tap its extraordinary potential," said Jeffrey Hedberg, the Deutsche Telekom Board member in charge of international operations. "At a valuation of approximately $265 per POP, the consideration for VoiceStream compares very favorably to other recent global wireless transactions. VoiceStream is also well positioned for mobile data applications, a potentially explosive growth area as booming U.S. Internet usage should drive heavy mobile data demand."


The transaction is subject to regulatory approvals, approval by VoiceStream shareholders, and customary closing conditions. It is expected to be completed in the first half of 2001.


Pro forma for the transaction, current VoiceStream shareholders will own approximately 22% of Deutsche Telekom and the German Government's ownership of Deutsche Telekom will be reduced to approximately 45%. The German Government has stated its commitment to continue reducing its stake in Deutsche Telekom over time subject to market conditions.


The transaction has been structured as a reorganization that will be tax-free to VoiceStream's shareholders to the extent they receive stock of Deutsche Telekom. Pursuant to the merger agreement, each share of common stock of VoiceStream will be converted into the right to receive a combination of $30 in cash and 3.2 Deutsche Telekom Ordinary Shares, subject to adjustment. VoiceStream shareholders may elect to receive in lieu of this combination either $200 in cash or 3.7647 Deutsche Telekom Ordinary Shares, subject to the election and proration procedures set forth in the merger agreement and subject to certain other possible adjustments. Based on current fully diluted VoiceStream shares, VoiceStream shareholders will receive in the aggregate approximately 829 million Deutsche Telekom shares and approximately $7.8 billion in cash.


Up to an additional 48 million Deutsche Telekom shares may be acquired in certain circumstances by VoiceStream joint venture partners should they become entitled to exchange their joint venture interests for shares.


Deutsche Telekom is being advised by Donaldson, Lufkin & Jenrette and Dresdner Kleinwort Benson. VoiceStream is being advised by Goldman, Sachs & Co.


ABOUT DEUTSCHE TELEKOM

Deutsche Telekom, with revenues of EUR 35.5 billion in 1999, is Europe's largest telecommunications company and the third largest carrier worldwide. Deutsche Telekom has over 14 million marketed ISDN channels, making the company the world leader in ISDN. And with 5.3 million T-Online customers, the company is Europe's largest Internet provider. Offering a complete range of products and services, Deutsche Telekom has more than 48 million telephone lines in service. The company also serves approximately 18.6 million majority-controlled mobile telephony

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customers in Europe. Upon regulatory approval of the company's majority investment in the information-technology group debis Systemhaus, Deutsche Telekom will become the second largest player in Europe in providing information technology solutions to multinational companies worldwide. Visit the Deutsche Telekom web site at: www.telekom.de/international.


ABOUT VOICESTREAM

VoiceStream Wireless is a leading provider of wireless communications services in the United States. VoiceStream Wireless with Cook Inlet Region Inc., has licenses to provide service to over 220 million people with operating systems from New York to Hawaii. With licenses in 23 of the top 25 markets VoiceStream is one of the major providers of telecommunications services in the country. VoiceStream is the largest provider of personal communications service using the globally dominant GSM technology in the United States. Visit the VoiceStream Wireless web site: www.voicestream.com.



This press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Deutsche Telekom's and VoiceStream's reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.


Investors and security holders are advised to read the proxy statement/prospectus regarding the transaction referenced in this press release, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Deutsche Telekom and VoiceStream. Security holders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Deutsche Telekom and VoiceStream at the Commission's website at www.sec.gov. When available, the proxy statement/prospectus and the other documents may also be obtained from Deutsche Telekom by contacting Deutsche Telekom, Attention: Petra Michalscheck, Investor Relations, 140 Friedrich-Ebert-Allee, 53113 Bonn, Germany and/or VoiceStream Wireless Corporation by contacting VoiceStream Wireless Corporation, Attention: Ken Prussing, Executive Director, Investor Relations, 3650 131st Avenue SE, Bellevue, WA 98006.


VoiceStream Wireless Corporation, its directors, executive officers and certain other members of VoiceStream management and employees may be soliciting proxies from VoiceStream shareholders in favor of the merger. Information concerning the participants will be set forth in the proxy statement/prospectus when it is filed with the Securities and Exchange Commission.


Satellite coordinates for VoiceStream-Deutsche Telekom b-roll and soundbites:

When:            Monday, July 24, 2000            Telstar 6, Transponder 7
                 4:45 am - 5:00 am E.T.           Telstar 6, Transponder 8
                 9:30 am - 9:45 am E.T.           Telstar 6, Transponder 8
                 12:45 pm - 1:00 pm E.T.
                 Audio: 6.2/6.8

                                       ###


FOR FURTHER INFORMATION, CONTACT:

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VOICESTREAM                             DEUTSCHE TELEKOM
Investors                               Investors
Ken Prussing                            Nils Paellmann
877-853-8682                            212-424-2951

Media
Kim Thompson                            Media
425-653-5027                            Ulrich Lissek
                                        011-49-228-181-4949
George Sard/David Reno/Jim Barron
Citigate Sard Verbinnen                 Bill McAndrews
212-687-8080                            212-521-4800 (through July 27)
                                        011-49-228-181-94160 (after July 27)
Washington D.C.
Dale Leibach or Mark Day                Todd Fogarty/Tom Davies
Shandwick Public Affairs                Kekst and Company
202-383-9700                            212-521-4800